

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

April 3, 2008

Robert M. Bernstein, Chief Executive Officer
Material Technologies, Inc.
11661 San Vincente Boulevard, Suite 707
Los Angeles, California 90049

> **Re:** **MATERIAL TECHNOLOGIES, INC.**
> **Item 4.01 Form 8-K filed March 26, 2007**
> **File No. 333-23617**

Dear Mr. Bernstein:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela J. Crane
Accounting Branch Chief